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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                    FORM 6-K

                        REPORT OF FOREIGN PRIVATE ISSUER
                    PURSUANT TO SECTION 13a-16 15d-16 OF THE
                         SECURITIES EXCHANGE ACT OF 1934

                             Dated: August 3, 2006

                        Commission File Number: 001-13184


                              TECK COMINCO LIMITED
             (Exact name of registrant as specified in its charter)


      Suite 600 - 200 Burrard Street, Vancouver, British Columbia V6C 3L9
                    (Address of principal executive offices)


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                     Form 20-F   [_]              Form 40-F  [X]

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).______

         Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

         Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

         Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                        Yes [X]                 No [_]

         If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-5183.
                                                 ----

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                                  SIGNATURE

         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

                                              TECK COMINCO LIMITED
                                              (Registrant)



Date:   August 3, 2006                     By: /s/ Karen L. Dunfee
                                               ------------------------
                                               Karen L. Dunfee
                                               Corporate Secretary

                                 FORM 51-102F3
                            MATERIAL CHANGE REPORT

ITEM 1        NAME AND ADDRESS OF COMPANY

              Teck Cominco Limited
              Suite 600 - 200 Burrard Street
              Vancouver, British Columbia
              V6C 3L9

ITEM 2        DATE OF MATERIAL CHANGE

              July 31, 2006

ITEM 3        NEWS RELEASE

              A press release with respect to the material change described herein was issued on July 31, 2006 via CNW Group Ltd. and filed on SEDAR. A copy of the press release is attached hereto as Schedule "A".

ITEM 4        SUMMARY OF MATERIAL CHANGE

              On July 31, 2006, Teck Cominco Limited ("Teck Cominco") announced that it has revised its cash and share offer to acquire all the outstanding shares of Inco Limited ("Inco").

ITEM 5        FULL DESCRIPTION OF MATERIAL CHANGE

              On July 31, 2006, Teck Cominco announced that it has revised its cash and share offer to acquire all the outstanding shares of Inco. Under the revised offer, Inco shareholders will receive, subject to proration, C$82.50 per Inco share in cash, or 1.1293 Teck Cominco Class B subordinate voting shares plus C$0.05 per Inco share. The revised offer represents C$40.00 in cash and
              0.5821 of a Teck Cominco Class B subordinate voting share per Inco share at full proration. The expiry time for the revised Teck Cominco offer is Wednesday August 16, 2006 at midnight (Toronto time).

              Teck Cominco will pay up to a maximum of C$9.1 billion in cash and will issue up to 132.3 million Teck Cominco Class B subordinate voting shares pursuant to the revised offer. This represents an increase in the cash component of the offer of C$2.7 billion or 43%, and a decrease of 10.7 million shares or 7.5% in comparison to Teck Cominco's original offer. Teck Cominco will fund the cash portion of the offer out of its C$3.6 billion of cash on hand and a US$5.85 billion committed term loan facility.


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                                    Page 2


              All other terms of the Teck Cominco offer are unchanged. Teck Cominco's offer was conditional on Inco's announced takeover bid for Falconbridge having been withdrawn or terminated and on the Inco/Falconbridge support agreement having been terminated in accordance with its terms. On July 28, 2006, Falconbridge announced that the support agreement had been terminated as a result of the July 27, 2006 expiry of the Inco offer, fulfilling this condition of our offer.

              Teck Cominco expects to mail a formal notice of variation to all Inco shareholders on or before August 3, 2006.

ITEM 6        RELIANCE ON SUBSECTION 7.1(2) OR (3) OF NATIONAL INSTRUMENT 51-102

              Confidentiality is not requested.

ITEM 7        OMITTED INFORMATION

              Not applicable.

ITEM 8        EXECUTIVE OFFICER

              For  further   information   contact  Peter  Rozee,  Senior  Vice
              President, Commercial Affairs of Teck Cominco Limited at the above-mentioned address or by telephone at (604) 640-5223.


The foregoing accurately discloses the material change referred to herein.

DATED at Vancouver, British Columbia, this 2nd day of August, 2006.


                                              TECK COMINCO LIMITED



                                              By: /s/ Peter C. Rozee
                                                  -----------------------------
                                                  Peter C. Rozee
                                                  Senior Vice President,
                                                  Commercial Affairs

                                  SCHEDULE A

                                                 |          [GRAPHIC OMITTED]
                                                 |       [LOGO - TECKCOMINCO]
                                                 |------------------------------
                                                 |
                                                         EXTERNAL NEWS RELEASE
                                                                      06-35-TC

FOR IMMEDIATE RELEASE:     July 31, 2006

                      TECK COMINCO REVISES OFFER FOR INCO
                       C$82.50 - MORE CASH, FEWER SHARES

Vancouver,  July 31, 2006 - Teck Cominco Limited (TSX - TCK.A;  TCK.B;  NYSE -
TCK) today announced that it has revised its cash and share offer to acquire all the outstanding shares of Inco Limited (TSX, NYSE - N). Under the revised offer, Inco shareholders will receive, subject to proration, C$82.50 per Inco share in cash, or 1.1293 Teck Cominco Class B subordinate voting shares plus C$0.05 per Inco share. The revised offer represents C$40.00 in cash and 0.5821 of a Teck Cominco Class B subordinate voting share per Inco share at full proration. The expiry time for the revised Teck Cominco offer is Wednesday August 16, 2006 at midnight (Toronto time).

Don Lindsay, Teck Cominco's President and Chief Executive Officer, said: "We believe that our revised offer will be very attractive to Inco shareholders. It is also consistent with our stated policy that we will take a disciplined approach to this transaction. The increased cash component crystallizes substantial value for Inco shareholders who choose that option. The lower number of Teck Cominco shares offered preserves more value for shareholders who participate in the great potential of the combined company, including existing Teck Cominco shareholders. Inco shareholders have a choice between the certainty and value of our offer and the highly conditional offer by Phelps Dodge which will not close until September, at the earliest, if at all. We have all regulatory approvals we require to complete our offer on August
16. Inco shareholders should tender their shares to our offer as soon as possible."

Teck Cominco will pay up to a maximum of C$9.1 billion in cash and will issue up to 132.3 million Teck Cominco Class B subordinate voting shares pursuant to the revised offer. This represents an increase in the cash component of the offer of C$2.7 billion or 43%, and a decrease of 10.7 million shares or 7.5% in comparison to Teck Cominco's original offer. Teck Cominco will fund the cash portion of the offer out of its C$3.6 billion of cash on hand and a committed term loan facility.

All other terms of the Teck Cominco offer are unchanged. Teck Cominco's offer was conditional on Inco's announced takeover bid for Falconbridge having been withdrawn or terminated and on the Inco/Falconbridge support agreement having been terminated in accordance with its terms. On July 28, 2006, Falconbridge announced that the support agreement had been terminated as a result of the July 27, 2006 expiry of the Inco offer, fulfilling this condition of our offer.

Teck Cominco expects to mail a formal notice of variation to all Inco shareholders on or before August 3, 2006.

ABOUT TECK COMINCO

Teck Cominco is a diversified mining company, headquartered in Vancouver, Canada. Shares are listed on the Toronto Stock Exchange under the symbols TCK.A and TCK.B. and on the New York Stock Exchange under the symbol TCK. The company is a world leader in the production of zinc and metallurgical coal and is also a significant producer of copper, gold and specialty metals. Further information can be found at www.teckcominco.com.

INVESTOR AND ANALYST CONFERENCE CALL AND WEBCAST

The investment community is invited to participate in Teck Cominco's conference call and webcast regarding the Revised Offer as follows:

Monday July 31, 2006, at 8.30 a.m. (EDT)

Toll Free (North America): 1 (888) 458 1598

Local/International:       604-899-1159  Vancouver
                           403-232-6311  Calgary or International
                           780-424-5694  Edmonton
                           416-883-0139  Toronto
                           613-212-4230  Ottawa
                           514-395-2055  Montreal
Pass Code: 23236#


The live webcast can be accessed by visiting WWW.Q1234.COM and www.newswire.ca

The conference call will be available for replay on Monday July 31, 2006, by calling 1 (877) 653 0545 for Canadian callers and +1 (403) 232 0933 for international/local callers. Passcode: 329512#.

The archival webcast of the presentation will be available via the Internet by visiting www.teckcominco.com and clicking on the event title under "Webcasts".


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                                    Page 3


IMPORTANT NOTICE

This press release may be deemed to be solicitation material in respect of Teck Cominco's proposed tender offer for the shares of Inco. On May 23, 2006, Teck Cominco has filed the following documents with the Securities and Exchange Commission ("SEC") in connection with its offer to purchase all of the outstanding common shares of Inco: (1) a Registration Statement on Form F-10 (containing an offer to purchase and a share take-over bid circular) and
(2) a tender offer statement on Schedule T-O.

INVESTORS AND SHAREHOLDERS ARE URGED TO READ THE REGISTRATION STATEMENT, THE SCHEDULE T-O AND ANY OTHER RELEVANT DOCUMENTS FILED OR THAT WILL BE FILED WITH THE SEC WHEN THEY BECOME AVAILABLE BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION ABOUT THE TENDER OFFER. These documents will be available without charge on the SEC's web site at WWW.SEC.GOV and may be obtained without charge from the SEC at telephone number 800-SEC-0330. Free copies of these documents can also be obtained by directing a request to Teck Cominco, 600-200 Burrard St. Vancouver, British Columbia Canada, V6C 3L9, attention Corporate Secretary, by telephone to (604) 687-1117, or by email to:
INFO@TECKCOMINCO.COM.

FORWARD-LOOKING STATEMENTS

This press release contains certain forward-looking statements within the meaning of the UNITED STATES PRIVATE SECURITIES LITIGATION REFORM ACT OF 1995 and forward-looking information as defined in the SECURITIES ACT (ONTARIO). Forward-looking statements and information can be identified by the use of words such as "plans", "expects" or "does not expect", "is expected", "budget", "scheduled", "estimates", "forecasts", "intends", "anticipates" or "does not anticipate", or "believes", or variation of such words and phrases or state that certain actions, events or results "may", "could", "should", "would", "might" or "will" be taken, occur or be achieved. Forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of Teck
Cominco or Inco to be materially different from any future results, performance or achievements expressed or implied by the forward-looking statements. These forward-looking statements include estimates, forecasts, and statements as to management's expectations concerning the company, including after its proposed acquisition of Inco, with respect to, among other things, the size and quality of the company's development projects, mineral reserves and mineral resources, future trends, plans, strategies, objectives and expectations, including with respect to future operations, products, services and projects for the company, expected synergies and cost savings from the proposed acquisition of Inco, including the timing thereof, and the financial results, cash flows and operations of the company, including following the company's proposed acquisition of Inco. These forward-looking statements involve numerous assumptions, risks and uncertainties and actual results may vary materially.

These statements are based on a number of assumptions, including, among others, assumptions regarding general business and economic conditions, interest rates, the supply and demand for, deliveries of, and the level and volatility of prices of nickel, cobalt, platinum group metals, zinc, copper, coal and gold and other primary metals and minerals as well as oil, natural gas and petroleum products produced by Teck Cominco and Inco, the timing of the receipt of regulatory and governmental approvals for Teck Cominco's and Inco's development projects and other operations, the availability of financing for Teck Cominco's and Inco's development projects on reasonable terms, Teck Cominco's and Inco's respective costs of production and their respective production and productivity levels, as well as those of their competitors, power prices, market competition, the accuracy of Teck Cominco's and Inco's reserve estimates (including, with respect to size, grade and recoverability) and the geological, operational and price assumptions on which these are based, future commodity prices, production of commodities by the company, Inco and their respective competitors, the realization of synergies, transaction costs, and the future financial performance of the company and Inco. The foregoing list of assumptions is not exhaustive. Events or circumstances could cause actual results to differ materially.

Factors that may cause actual results to vary include, but are not limited to: the Teck Cominco Class B subordinate voting shares issued in connection with the proposed acquisition may have a market value lower than expected, the businesses of Teck Cominco and Inco may not be integrated successfully or such integration may be more difficult, time-consuming or costly than expected, the expected combination benefits and synergies and cost savings from the Teck Cominco /Inco transaction may not be fully realized or not realized within the expected time frame, the possible delay in the completion of the steps required to be taken for the eventual combination of the two companies, business and economic conditions in the principal markets for the companies' products, the supply, demand, and prices for metals to be produced, changes in commodity and power prices, changes in interest and currency exchange rates, inaccurate geological and metallurgical assumptions (including with respect to the size, grade and recoverability of mineral reserves and resources), unanticipated operational difficulties (including failure of plant, equipment or processes to operate in accordance with specifications or expectations, cost escalation, unavailability of materials and equipment, government action or delays in the receipt of government approvals, industrial disturbances or other job action, and unanticipated events related to health, safety and environmental matters), political risk, social unrest, changes in general economic conditions or conditions in the financial markets and other risk factors related to the mining and metals industry as detailed from time to time in Teck Cominco's and Inco's reports filed with the US Securities and Exchange Commission ("SEC").

Certain of these risks are described in more detail in the annual information form of the company and in its public filings with the SEC. The company does not assume the obligation to revise or update these forward-looking statements after the date of this document or to revise them to reflect the occurrence of future unanticipated events, except as may be required under applicable securities laws.

                                    - 30 -


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                                    Page 5



Inco Shareholders with questions please contact:

INNISFREE M&A INCORPORATED
501 Madison Ave., 20th Floor
New York, New York 10022
North American Toll Free Numbers:
(877) 825-8631 (English)
(877) 825-8777 (French)
U.S. Banks and Brokers Call Collect: (212) 750-5833

Media Contact:

NOLAN REEDS
Edelman
(416) 979-1120, ext 316
nolan.reeds@edelman.com

Investor contact:

GREG WALLER
Director Fin. Analysis & Investor Relations
Teck Cominco Limited
(604) 685-3005
greg.waller@teckcominco.com